CONTRACTUAL MANAGEMENT FEE WAIVER AND
                         EXPENSE REIMBURSEMENT AGREEMENT


         AGREEMENT made this 1st day of May 2004 by and between NED DAVIS RESEARCH FUNDS, a Delaware statutory trust (the "Trust") on behalf of NED DAVIS RESEARCH ASSET ALLOCATION FUND (the "Fund"), and GABELLI FUNDS, LLC (the "Adviser").

         With respect to the Fund, the Adviser hereby agrees to waive management fees and/or reimburse expenses to the extent necessary to maintain the Fund's Total Annual Operating Expenses, exclusive of any extraordinary expense, at 2.50% for Class AAA Shares, 2.50% for Class A Shares, 3.25% for Class B Shares, 3.25% for Class C Shares and 2.25% for Class I Shares of the average daily net assets of the Fund.

         This Agreement shall be in effect until at least through December 31, 2004 and renewable at the end of this period for an additional one year period upon the written agreement of the parties hereto.

         IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first written above.


NED DAVIS RESEARCH FUNDS            GABELLI FUNDS, LLC


By:      /S/ Bruce N. Alpert            By:      /S/ James Mckee
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Attest:   /S/ Andrew Davalla            Attest:   /S/ Andrew Davalla
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